HITHERLANE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets		
Cash	$	758
Investment in securities, at fair value (cost $300,000)		318,042
Fee receivable		240,760
	$	559,560
Liabilities and member's equity		
Liabilities		
Payable to Kellner Management, LP	$	66,289
Accrued expenses and other liabilities		241,004
Total liabilities		307,293
Member's equity		252,267
	$	559,560